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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                          (Amendment No.   5  )*
                                         -----

      THIS AMENDMENT WAS PREVIOUSLY FILED ON JULY 14, 1999 AS AMENDMENT NO. 5 AND IS BEING REFILED ONLY TO CORRECT THE DATE OF THE SIGNATURE ON THE SIGNATURE PAGE.




                               Incomnet, Inc.
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)


                                453365207
                     ----------------------------------
                              (CUSIP Number)



                               July 13, 1999
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               (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /x/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  453365207
          -----------

-------------------------------------------------------------------------------
 1   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ironwood Telecom LLC EIN No. 84-1475302 ("Ironwood") (This statement is being filed on behalf of Ironwood and Donald V. Berlanti as Ironwood's indirect controlling member.)
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 2   Check the Appropriate Box if a Member
     of a Group (See Instructions)

     (a)
          ---------------------------------------------------------------------
     (b)
          ---------------------------------------------------------------------
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 3   SEC Use Only

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 4   Citizenship or Place of Organization

     Colorado, U.S.A.
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 Number of Shares             5   Sole Voting Power
 Beneficially                     Warrants for the purchase of 3,850,000 shares
 Owned by                         of Common Stock (see Item 4 of the
 Each Reporting                   Schedule 13G Responses and footnotes)
 Person With:                     --------------------------------------------
 Person With:                 6   Shared Voting Power
                                  -0-
                                  ---------------------------------------------
                              7   Sole Dispositive Power
                                  Warrants for the purchase of 3,850,000
                                  shares of Common Stock
                                  (see Item 4 of the Schedule 13G Responses
                                  and footnotes)
                                  ---------------------------------------------
                              8   Shared Dispositive Power
                                  -0-
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 9   Aggregate Amount Beneficially Owned by Each Reporting Person
     Warrants for the purchase of 3,850,000 shares of Common Stock
     (see Item 4 of the Schedule 13G Responses and footnotes)
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10   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)
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11   Percent of Class Represented by Amount in Row (11)
     15.35%## (see Item 4 of the Schedule 13G Responses and footnotes)
-------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     00

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## Percentage of class is calculated based upon 25,083,000 shares of Issuer's
   Common Stock outstanding, which consists of 21,233,000 shares of voting stock outstanding (pursuant to Issuer's most recent Form 10-K, filed on April 19, 1999) and an additional 3,850,000 shares of Common Stock outstanding assuming exercise of the Warrants.


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CUSIP No.  453365207
          -----------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Donald V. Berlanti ("Mr. Berlanti")

-------------------------------------------------------------------------------

  2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   ---------------------------------------------------------------------

    (b)
          ---------------------------------------------------------------------

-------------------------------------------------------------------------------
 3   SEC Use Only

-------------------------------------------------------------------------------
 4   Citizenship or Place of Organization

     U.S. citizen
-------------------------------------------------------------------------------
 Number of Shares             5   Sole Voting Power
 Beneficially                     -0- (see Item 4 of the Schedule 13G Responses
 Owned by                              and footnotes)
 Each Reporting              --------------------------------------------------
 Person With:                 6   Shared Voting Power
                                  -0-
                             --------------------------------------------------
                              7   Sole Dispositive Power
                                  -0- (see Item 4 of the Schedule 13G Responses
                                       and footnotes)
                             --------------------------------------------------
                              8   Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
 9   Aggregate Amount Beneficially Owned by Each Reporting Person
     Warrants for the purchase of 3,850,000 shares of Common Stock
     (see Item 4 of the Schedule 13G Responses and footnotes)
-------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (11)
     15.35% (see Item 4 of the Schedule 13G Responses and footnotes)
-------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

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                             Schedule 13G Responses


This Amendment is the fifth amendment to the Statement on Schedule 13G filed on December 28, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Ironwood Telecom LLC in connection with its ownership of certain securities of Incomnet, Inc. ("Issuer"). All capitalized terms used and not defined in this Amendment No. 5 have the meanings given to them in the Statement. The Cover Sheets of the Statement have been restated, with amendments, in their entirety. With respect to the
Schedule 13G Responses, only those items that have been amended are restated.



Item 4. Ownership*


--------------
* Mr. Berlanti is the sole manager of Ironwood and has the sole discretion to make dispositions of Ironwood's funds. Ironwood is 97.5% owned by Quince Associates, Ltd., a Maryland limited partnership ("Quince"), which is directly and indirectly owned by entities that are owned by Mr. Berlanti and members of his family and controlled by Mr. Berlanti.

In November, 1998, Ironwood acquired an aggregate of 369.616 shares of Issuer's Non-Voting Convertible Preferred Stock (the "Ironwood Preferred"), convertible into 2,328,000 shares of Issuer's Common Stock. Ironwood is obligated to hold the Ironwood Preferred until April 30, 2000 during which time the Issuer may redeem the Ironwood Preferred if it is financially able to do so. If Issuer does not redeem by such date, the Ironwood Preferred must be converted and the resultant 2,328,000 shares of Common Stock must be offered to all shareholders on a pro rata basis at a price equal to the sum of the price that Ironwood paid for the Ironwood Preferred, the expenses incurred by Ironwood (including legal and accounting expenses), and a carrying charge equal to an annual 18% interest rate.


During mid-1998, Trans-Pacific Stores, Ltd. ("TPS"), a Hawaiian corporation and a wholly-owned subsidiary of Quince, loaned John P. Casey ("Mr. Casey"), Chairman of the Board of Directors of Issuer, an aggregate of approximately $3,950,000 ("TPS Loan"). Mr. Casey used a portion of the TPS Loan to acquire an aggregate of approximately 1,907,000 shares of Issuer's Common Stock (the "Casey Common Stock") and to purchase an option to buy approximately 1,600 shares of Issuer's Convertible Preferred Stock (the "Casey Preferred Stock"). Ironwood and Mr. Berlanti specifically disclaim any beneficial ownership interest in the Casey Common Stock. On January 28, 1999, Mr. Casey executed a promissory note (the "TPS Note") in favor of TPS in the original principal amount of $3,837,224 to replace the prior notes given under the TPS Loan. The TPS Note is secured by a pledge of certain assets of Mr. Casey, including certain proceeds from the sale, if any, of the Casey Common Stock. The original maturity date of the TPS Note was June 30, 1999. By agreement dated July 13, 1999, effective as of June 30, 1999 (the "Extension"), the principal amount of the TPS Note was increased to approximately $4.67 million and the maturity date extended from June 30, 1999 to June 30, 2000 ("Extended Maturity Date"). The TPS Note has an interest rate of 18% compounded quarterly through June 30, 1999 and 25% compounded quarterly thereafter. The TPS Note has no minimum periodic payments and no prepayment penalties. Mr. Casey is obligated to repay the TPS Note in cash by not later than the Extended Maturity Date, unless the parties mutually agree upon an extension; however, the Extension gives TPS the ability to elect, in lieu of the compounded quarterly interest due under the TPS Note, to have Mr. Casey pay TPS an amount tied to the appreciation in the price per share of Issuer's Common Stock, and such amount ("Appreciation Right") is payable in either cash or an equivalent value of Issuer's Common Stock. The amount of the Appreciation Right is calculated by (a) subtracting $.725 from the average of the closing price per share of Issuer's Common Stock on

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the last day of the quarter during which the TPS Note is paid ("Valuation
Date") and the four trading days prior to the Valuation Date, (b) multiplying the result by 25%, and (c) multiplying the result obtained in (b) by 5.4 million. If TPS elects to receive an equivalent value of Issuer's Common Stock, the number of shares TPS will receive will be equal to the amount of the Appreciation Right divided by the average of the closing price per share of Issuer's Common Stock on the Valuation Date and the four trading days prior to the Valuation Date. If TPS elects to receive the Appreciation Right, Mr. Casey will receive a credit for approximately $1.34 million, representing prior interest payments and appreciation right calculations as at June 30, 1999.


On November 4, 1998, Ironwood loaned to Mr. Casey $2,124,790 ("Ironwood Loan"), to purchase the Casey Preferred Stock. The Casey Preferred Stock is pledged to Ironwood as security for the Ironwood Loan under a Stock Pledge Agreement. Ironwood and Mr. Berlanti specifically disclaim any beneficial ownership interest in the Casey Preferred Stock.


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Item 10.  Certification.

Certification for Rule 13-d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRONWOOD TELECOM LLC

/s/ Donald V. Berlanti
-------------------------------------------
Signature: Donald V. Berlanti
Date: July 13, 1999
Name/Title: Sole Manager of Ironwood Telecom LLC


/s/ Donald V. Berlanti
-------------------------------------------
Donald V. Berlanti, Sole Manager and
  Indirect Controlling Member of Ironwood Telecom LLC

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